Exhibit 99.1

News Release

NORBORD’S “THANK A FRAMER” CAMPAIGN RECOGNIZES UNSUNG HEROES OF CONSTRUCTION

#ThankAFramer Campaign Donates US$100,000 to the HBI (Home Builders Institute)

TORONTO, ON (August 29, 2017) – According to the NAHB, more than 70% of builders reported a shortage of framers while 78% reported a shortage of sub-contractors able to handle rough carpentry. With more than 200,000 construction jobs already vacant, the industry needs to train more Americans to fill these positions.

On August 29, 2017, Norbord Inc. (TSX and NYSE: OSB) will be launching its “Thank a Framer” campaign to show its appreciation for framers who work tirelessly to build the structures that house our families, and to inspire the next generation of men and women to take up their tools.

“Our Company recognizes and appreciates the contribution of framers to the home building industry,” said Peter Wijnbergen, President and CEO of Norbord. “As part of our Thank a Framer campaign, we are donating US$100,000 to the HBI which will go toward training and educating new construction professionals to help ease the labor shortages that are afflicting our industry.”

The HBI supports diversity and provides training for prospective construction professionals, veterans and underserved youth and is celebrating 50 years of skills training in the building industry this year.

“Norbord wants to celebrate the American framer and encourage others within the industry to recognize the significant contributions that framers make every day,” said Mr. Wijnbergen.

To support this campaign, visit www.thankaframer.com and watch the video, enter the sweepstakes to win great prizes or donate to the HBI. Share the video on social media with the hashtag #ThankAFramer.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Doug McNeill

Marketing Manager

Tel. (416) 360-2261

Doug.McNeill@norbord.com